Exhibit 99.1

BIOPHYTIS ANNOUNCES COMPLETION OF €5.3 MILLION CAPITAL INCREASE TO FUND ITS PHASE 2 TRIAL IN OBESITY

•	Capital increase of €5.3 million in gross proceeds (€4.75 million cash and €0.55 million Hexagon debt roll) through the issuance of 101,923,092 new shares and warrants giving right to 127,403,865 new shares
•	Obesity trial, through a combination of proceeds from the offering & existing credit lines, now fully funded to topline readout in half-year 2028
•	Placement balanced between US & European institutional investors (62% & 38% respectively)
•	Use of proceeds: prosecution of obesity trial in US, EU and Brazil & extension of the company’s cash runway until at least the first quarter of 2028
•	All warrants from the March 2026 capital increase exercised for total proceeds of €2.8 million
•	Hexagon credit line outstanding balance reduced from €1.2 million to €0.65 million through rollover into the capital increase
•	350,132,497 shares outstanding post offering and a cash /cash equivalent position of €8,9 million

NOT TO BE DIRECTLY OR INDIRECTLY DISTRIBUTED IN UNITED STATES OF AMERICA, CANADA, AUSTRALIA, JAPAN OR SOUTH AFRICA. THIS PRESS RELEASE IS FOR INFORMATION PURPOSES AND DOES NOT CONSTITUTE AN OFFER TO SALE OR A SOLICITATION OF AN OFFER TO PURCHASE SECURITIES IN ANY JURISDICTION.

Paris (France) and Cambridge (Massachusetts, United States), September 11, 2026 at 7.00 AM (CET) – Biophytis SA (Euronext Growth Paris : ALBPS), (“Biophytis” or the “Company”), a pioneer in the development of transformative therapies impacting longevity, today announces the completion of a capital increase through the issue of new shares, accompanied by share subscription warrants, with the removal of the preferential subscription rights of the Company’s existing shareholders in favor of several institutional investors, for a total gross amount of €5.3 million, including €4.75 million cash and €0.55 million Hexagon debt roll (the “Placement”).

The Placement funds the launch and much of the execution of Biophytis’ Phase 2 OBA clinical study in obesity, marking the next major clinical milestone for BIO101. The OBA program is designed to evaluate BIO101 as a potential complement to GLP-1 receptor agonist therapies such as Wegovy and Zepbound, with the aim of preserving muscle strength and mobility during weight loss and assessing its potential to limit weight rebound following treatment discontinuation. The Placement extends the Group’s cash runway to Q1 2028 allowing Phase 2 obesity clinical trial initiation targeted for Q1 2027 and reaching top-line data in first half 2028.

In parallel to launching the OBA trial, Biophytis will continue to advance BIO101 in sarcopenia through the preparation of the Phase 3 SARA-31 study, pursuing remaining regulatory authorizations and implementing its joint venture in Hong Kong. These two programs reflect the Group’s strategy of developing BIO101 across complementary muscular and metabolic indications, while relying on strong regional partnerships to broaden its clinical and commercial reach.

Stanislas Veillet, Chairman and CEO of Biophytis, stated: ” This financing lets us move the obesity trial from regulatory and operational readiness into clinical execution. As GLP-1 therapies reshape obesity treatment, we believe the next frontier is not just weight loss, but also strength and mobility preservation and sustaining those benefits over time. We believe BIO101 has the potential to address these needs. In parallel, we continue to advance our Phase 3 sarcopenia program through our regulatory work and the implementation of our Hong Kong joint venture. Together, these programs reflect our vision for Biophytis: focusing on clearly defined, value-creating clinical milestones backed by partnerships that can extend our reach across major markets.”

1

Use of proceeds:

The company intends to use the net proceeds from the Placement to:

-	Launch and execute the OBA phase 2 study, including the enrolment of patients up to reporting on topline results.

-	Cover Biophytis’ operating and current expenses, ensuring business continuity and extending the Company’s cash flow horizon until the first quarter of 2028.

Terms of the Placement

Nature and type of the Placement: the Placement, for a total gross amount of €5,300,000.78 (including share premium), was carried out through the issuance, without preferential subscription rights and without a priority subscription period, in favour of investors falling within the categories defined by the 3rd resolution of the shareholders’ meeting held on November 13, 2025, of shares (the “New Shares”) with share subscription warrants attached, four ordinary shares being accompanied by five share subscription warrants (the “BSA” and, with the New Shares, the “ABSA”).

Number of securities and pricing of the Placement: As part of the Placement, 101,923,092 New Shares and 127,403,865 Warrants are issued.

The issue price of one New Share was set at € 0.052 (€0.002 of par value and € 0.050 of issue premium), representing a discount of 24.1 % compared to the weighted average price of the Company’s shares over the last ten trading days prior to the setting of the issue price.

Legal framework of the Placement: Making use of the delegation granted by the shareholders’ meeting dated November 13, 2025 pursuant to its third resolution, the Board of Directors, held on September 7, 2026, decided on the principle of issuing New Shares, to which BSA are attached, with the removal of preferential subscription rights. It sub-delegated the power to launch and define the precise characteristics of the Placement to the Company’s Chief Executive Officer.

Characteristics of the BSA: a unit of four New Shares is accompanied by five BSA. Each BSA entitles the holder to subscribe to one new Biophytis share, at an exercise price of €0.06 per share. The BSA may be exercised within 60 months from the issuance date.

Settlement-delivery and admission to trading: Settlement-delivery of the ABSA is expected on September 15, 2026. The New Shares and BSA will be immediately detached upon issuance. The New Shares and BSA are expected to be admitted to trading on Euronext Growth on September 15, 2026. The BSA will be listed under the ISIN code: FR001401AY03.

New Shares Underlying the BSA: The new shares that may be issued upon exercise of the BSA will be ordinary shares subject to all statutory provisions and treated as existing shares from their date of issue. They will carry current dividend rights and will be admitted to trading on the Euronext Growth Paris market on the same listing line as the Company’s shares already listed under the same ISIN code: FR001400OLP5 – ALBPS.

Impact of the Placement on the Company’s shareholding structure

Following the issuance of the New Shares, the Company’s total share capital will be at €700,264.994, consisting of 350,132,497 common shares. Following the issuance of the New Shares and the exercise of all the 127,403,865 BSA, 229,326,957 new shares will be issued for a total of 477,536,362 shares outstanding for a share capital of € 904,111.178.

2

101,923,092 ordinary shares (29.1% of the Company’s current total share capital) would therefore be issued as part of the Placement (before exercise of the BSA), or 229,326,957 ordinary shares (20.3% of the Company’s current total share capital) after exercise of all the BSA.

By way of illustration, a shareholder holding 1% of the Company’s outstanding share capital prior to the completion of the offer and who did not participate in the offer would hold 0.71% of the Company’s outstanding share capital and voting rights after the issuance of the ABSA, and 0.57% of outstanding share capital and voting rights if all of the BSA are exercised.

To the best of the Company’s knowledge, immediately prior to the completion of the Placement, the breakdown of the Company’s share capital was as follows:

(1)	Before the exercise of the BSA.
(2)	Theorical voting rights (i.e., including treasury shares without voting rights).
(3)	Shares held by Company itself under the liquidity contract.

To the Company’s knowledge, upon completion of the Placement (prior to the exercise of the BSA), the breakdown of the Company’s share capital will be as follows:

(1)	Before the exercise of the BSA.
(2)	Theorical voting rights (i.e., including treasury shares without voting rights).
(3)	Shares held by Company itself under the liquidity contract.

To the Company’s knowledge, upon completion of the Placement (after the exercise of the BSA), the breakdown of the Company’s share capital will be as follows:

(1)	After the exercise of the BSA.
(2)	Theorical voting rights (i.e., including treasury shares without voting rights).
(3)	Shares held by Company itself under the liquidity contract.

3

Admission to trading of the New Shares and BSA

The New Shares and (upon request of the holder) the BSA are expected to be admitted to trading on Euronext Growth on September 15, 2026. The BSA will be listed under the ISIN code: FR001401AY03. The New Shares and any new share resulting from the exercise of the BSA will be subject to the provisions of the Company’s bylaws and will be assimilated to existing shares upon final completion of the Placement. They will bear current dividend rights and will be admitted to trading on the same listing line as the Company’s existing shares under the same ISIN code FR0012816825.

Standstill and lock-up agreements

In connection with the Placement, the Company has entered into a standstill agreement for a period of 45 calendar days from the settlement date of the Placement, subject to certain customary exceptions. The Company’s directors, its chief executive officer and certain managers have signed a lock-up agreement effective as of the date of execution of said agreement and which will continue for a period of 90 calendar days following the date of Placement of the ABSAs in respect of their entire holdings, subject to certain customary exceptions.

Financial intermediaries

Maxim Group LLC acted as lead placement agent and All Invest acted as co-placement agent (collectively, the “Placement Agents”) in connection with the Placement. The Placement is governed by agreements entered into between the Company and each of the Placement Agents.

Risk factors

The public’s attention is drawn to the risk factors relating to the Company and its business, as presented in the 2024 annual financial report and the 2025 half-yearly financial report, available free of charge on its website (https://www.biophytis.com/informations-reglementees-pour-l-amf/).

The occurrence of all or part of these risks could have an adverse effect on the Company’s business, financial position, results, development, or prospects. Investors are also invited to consider the following risks specific to the Placement: (i) the market price of the Company’s shares may fluctuate and fall below the subscription price of the shares issued as part of the Placement, (ii) the volatility and liquidity of the Company’s shares may fluctuate significantly, (iii) sales of the Company’s shares may take place on the market and have a negative impact on the price of the Company’s shares, (iv) shareholders of the Company who did not participate in the Placement may suffer potentially significant dilution resulting from the exercise of the BSA and from any future capital increase made necessary by the Company’s search for financing.

No prospectus

This Placement does not give rise to the publication of a prospectus subject to approval by the Financial Markets Authority. The information described in accordance with AMF Position-Recommendation DOC-2020-06 “Guide to the preparation of prospectuses and information to be provided in the event of a public offering or admission of financial securities” is included in this press release.

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company focused on developing drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular diseases (sarcopenia, Phase 3 ready to start) and metabolic disorders (obesity, Phase 2 ready to start). The company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, USA, and Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ALBPS - FR001400OLP5) and its ADS (American Depositary Shares) are listed on the OTC market (BPTSY - US 09076G401). For more information, visit www.biophytis.com.

4

Biophytis Contacts

Investor Relations

Investors@biophytis.com

Media contacts

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr - +33 6 38 31 90 50

* * *

This announcement is an advertisement and not a prospectus within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017, as amended (the “Prospectus Regulation”).

In France, the offer of Biophytis (the “Company”) shares described below will be made exclusively in the context of a capital increase reserved to the category of beneficiaries, within the meaning of Article L. 225-138 of the French commercial code, defined in the third resolution of the Company’s combined shareholders’ meeting held on April 2, 2024. It shall not constitute a public offering requiring the publication of a prospectus to be approved by the Autorité des marchés financiers.

The Company will make available to the public an information document containing the information set out in Annex IX of the Prospectus Regulation.

With respect to Member States of the European Economic Area, no action has been taken or will be taken to permit a public offering of the securities referred to in this press release requiring the publication of a prospectus in any Member State. Therefore, such securities may not be and shall not be offered in any Member State other than in accordance with the exemptions of Article 1(4) of the Prospectus Regulation or, otherwise, in cases not requiring the publication of a prospectus under Article 3 of the Prospectus Regulation and/or the applicable regulations in such Member State.

This press release and the information it contains are being distributed to and are only intended for persons who are (x) outside the United Kingdom or (y) in the United Kingdom and are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (ii) high net worth entities and other such persons falling within Article 49(2)(a) to (d) of the Order (“high net worth companies”, “unincorporated associations”, etc.) or (iii) other person to whom an invitation or inducement to participate in investment activity (within the meaning of Section 21 of the Financial Services and Market Act 2000) may otherwise lawfully be communicated or caused to be communicated (all such persons in (y)(i), (y)(ii) and (y)(iii) together being referred to as “Relevant Persons”). Any invitation, offer or agreement to subscribe, purchase or otherwise acquire securities to which this press release relates will only be engaged with Relevant Persons. Any person who is not a Relevant Person should not act or rely on this press release or any of its contents.

This press release may not be distributed, directly or indirectly, in or into the United States. This press release and the information contained herein does not, and will not, constitute an offer of the Company’s shares for sale or subscription, nor the solicitation of an offer to subscribe or to purchase, such shares in the United States or any other jurisdiction where restrictions may apply. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The shares of the Company have not been and will not be registered under the Securities Act, and the Company does not intend to conduct a public offering in the United States.

The distribution of this press release may be subject to legal or regulatory restrictions in certain jurisdictions. Any person who comes into possession of this press release must inform him or herself of and comply with any such restrictions. Any decision to subscribe for or purchase the shares or other securities of the Company must be made solely based on information publicly available about the Company. Such information is not the responsibility of Maxim Group LLC or of All Invest and has not been independently verified by Maxim Group LLC or All Invest.

5